May 4, 2023

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Attention:    Tony Watson
    Joel Parker

RE:    US Foods Holding Corp.
    Form 10-K for the fiscal year ended December 31, 2022
    Filed February 17, 2023
    File No. 001-37786

Dear Mr. Watson and Mr. Parker:

On behalf of US Foods Holding Corp. (the “Company”), we respectfully submit this response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission raised in its letter dated April 25, 2023. For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations, page 27

1.We note your response to comment 1. Please address the following:
• Quantify the amount recorded for each of the categories provided.
• It appears that costs related to distribution center pre-opening, the multi-year initiative to modernize your integrated technology platform and supply chain strategy would be critical to your operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate your business. Please further explain why you believe they are appropriate or remove them from your non-GAAP measure. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which notes that the staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.

| US Foods |

9399 W. Higgins Road | ROSEMONT, IL 60018 | USFOODS.COM |

Response:

The amount recorded for the categories described in the Company’s letter to the Staff dated March 30, 2023, are as follows:

(in millions)	Fiscal 2022	Fiscal 2021
CHEF’STORE New Store Opening Costs	$5	$1
Distribution Center Pre-Opening Costs	$6	-
New Digital Foundation	$12	$2
Supply Chain Strategy	$23	$9

The Company acknowledges the Staff’s comment and respectfully advises that it considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when preparing the disclosures in its Form 10-K for the fiscal year ended December 31, 2022 (“2022 Form 10-K”) related to the costs characterized as business transformation. The Company appreciates the perspective of Staff in its letter dated April 25, 2023, and agrees that, prospectively, it will no longer include costs for CHEF’STORE or Distribution Center pre-opening costs, Supply Chain Strategy costs, or any other similar activities, as adjustments to net income in the Company’s presentation of adjusted net income.

However, the Company believes the costs associated with the New Digital Foundation (“NDF”) are not part of its normal, recurring cash operating expenses necessary to operate the business and may appropriately be classified as a non-GAAP adjustment to the Company’s presentation of adjusted net income. The NDF-related costs are discrete and specific costs which do not represent normal cash operating expenses that are necessary to run the Company's business.

It should be noted that the costs, both internal and external to the Company, incurred to run and maintain its current information technology (“IT”) infrastructure, including but not limited to operate existing systems, third party licensing costs, patches to fix bugs, and normal upgrades or enhancements to the Company’s various operating systems, are included within operating expenses in the Company’s Consolidated Statements of Comprehensive Income. These items, which represent the vast majority of the Company’s IT spend each year, are considered normal recurring operating expenses and thus, per the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”), not included as adjustments to our net income in our non-GAAP presentation of adjusted net income.

As discussed in the Company’s letter to the Staff dated March 30, 2023, it views the NDF program as part of a multi-year initiative to develop a strategy and identify various systems solutions that are necessary for comprehensively modernizing its integrated technology platform. These activities are inclusive of the implementation of a core enterprise resource planning (“ERP”) system and other integrated best-in-class systems to complement functionality not present in the core ERP system. The Company views this as a once-in-a-generation undertaking due to the extensive scope and inherent change management involved in comprehensively elevating its IT infrastructure to the current technology available from systems that are decades old in certain cases. For example, one component of the NDF program that the Company is currently developing is a new warehouse management system (“WMS”) that will replace the current 30-year-old technology. The Company believes that completion of the new WMS will truly be transformational to the way it operates its business in the future.

Furthermore, the Company expects that costs associated with each component of the NDF program will vary materially year-by-year and the various components of the NDF program will be irregular and episodic, often with large start-up and implementation costs followed by a period of integration that may have smaller costs while testing and assimilation into processes is on-going. Upon completion of the entirety of the NDF program, these incremental costs will be eliminated and not repeated. Additionally, during the implementation of the NDF projects, the Company will be incurring costs associated with duplicative systems for the same functions since such transitions must take place over time. The Company's management believes that, consistent with Question 100.01, that it is appropriate to exclude these discrete, irregular, episodic and duplicative costs that are not part of normal operations so that investors are provided with a measure that enhances the comparability of the Company's underlying operating results period over period. As such, the Company's management believes that using non-GAAP measures that exclude these incremental costs is a useful supplement for investors to GAAP disclosures because they enhance the understanding of trends in operating the business without the impact of the NDF program.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please feel free to contact the undersigned at (847) 720-2459.

Sincerely,

Dirk J. Locascio
Executive Vice President and Chief Financial Officer